Filed Pursuant to 424(b)(3)

Registration No. 333-283279

IMPORTANT NOTICE REGARDING CHANGE IN INVESTMENT POLICY AND FUND NAME

Coatue Innovative Strategies Fund

Supplement dated September 8, 2025 to the currently effective Prospectus and Statement of Additional Information, dated April 30, 2025, as revised

On June 30, 2025, the Board of Trustees (the “Board”) of the Coatue Innovative Strategies Fund (formerly the Coatue Innovation Fund, the “Fund”) approved changing the Fund’s name from the Coatue Innovation Fund to the Coatue Innovative Strategies Fund, effective immediately.

In connection with the Fund’s name change, the Board also approved changing the Fund’s principal investment strategy to permit the Fund to hold, under normal circumstances, more cash and cash equivalents for liquidity and portfolio management purposes. The Fund will continue to focus its investment strategies around investing in Innovation Companies (as defined in the Prospectus), but the Fund will no longer invest, under normal circumstances, at least 80% of its net assets in Innovation Companies. In connection with the strategy change, the Fund will be able to allocate a greater portion of its assets to cash and cash equivalents, and such allocation may exceed 20% of the Fund’s net assets at any given time, for liquidity and portfolio management purposes. There are no changes to the Fund’s investment advisory arrangements or to the Fund’s fees or expense ratios as a result of the strategy change. The Fund’s principal investment strategy change will be effective on or about November 8, 2025.

In addition, effective immediately, the sales load applicable to Class D shares increased from 1.50% to 2.00%.

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